UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering statement.
- ☐ Form C-U: Progress update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if amendment is material and investors must reconfirm within five business days
- ✓ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:
At Ease Rentals Corporation

Legal Status of Issuer

Form
Corporation

Jurisdiction of Incorporation
Delaware

Date of Organization
October 16, 2019

Physical address of Issuer
2250 Double Creek Drive, 7013, Round Rock, Texas 78664

Website of Issuer
www.pcsatease.com

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$266,556	$869,499
Cash & Cash Equivalents	$116,678	$869,499
Accounts Receivable	$0.00	$0.00
Short-term Debt	$48,837	$83,536
Long-term Debt	$504,888	$508,887
Revenue/Sales	$11,111	$150,176
Cost of Goods Sold	$13,943	$31,019
Taxes Paid	$0.00	$0.00
Net Income	($768,901)	$496,836

May 1, 2023

FORM C-AR

At Ease Rentals Corporation



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by At Ease Rentals Corporation, a Delaware corporation (the "Company," or the "Issuer," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass judgment upon the accuracy or completeness of any disclosure or literature. The Company is filing this Form C-AR pursuant to Regulation CF (17 C.F.R. § 227.100 et seq.), which requires that it must file a report with the Commission annually and post the report on its website www.pcsatease.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (17 C.F.R § 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all securities sold pursuant to Regulation CF (the "Regulation CF Securities") by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this form C-AR is May 1, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward-Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements reflect the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words or terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material aspects from the performance projected in the forward-looking statements.

Any forward-looking statements made by the Company in this Form C-AR, or any documents incorporated by reference herein speak only as of the date of the Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

Table of Contents

About the Form C-AR

You should rely on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

At Ease Rentals Corporation (the "*Company*") is a Delaware corporation, formed on October 16th, 2019. The Company is located at 2250 Double Creek Drive, Unit 7013, Round Rock, Texas, 78664. The Company's website is www.pcsatease.com. The information available on or through our website is not a part of this Form C-AR.

The Business

We provide active-duty military members, their families, Department of Defense employees, military contractors, and federal employees with traditional and alternative accommodations which meet Federal Travel Regulation ("*FTR*") criteria. We are subject matter experts in the rules and regulations governing federal travel and carefully vet, inspect, and register each property listed on our website.

Risk Factors

Business Risks

We are an early-stage company with a limited operating history, and we operate in a rapidly changing industry, which makes it difficult to evaluate our current business and prospects and may increase the risk of your investment. We began our operations in October 2019, and our limited operating history may make it difficult to evaluate our current business and our prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including challenges in accurate financial planning and forecasting, and attracting a critical mass of rental listings and customers. You should consider our business and prospects considering the risks and difficulties we may encounter as an early-stage company.

Our success primarily depends on our ability to attract property owners, managers, customers, and advertisers to our marketplace. If property owners and managers choose not to market their rental properties through our website, we may be unable to offer a sufficient supply and variety of rental listings to attract customers to our website. If we are unable to attract and maintain a critical mass of rental listings and customers, whether due to competition or other factors, our marketplace will become less valuable to property owners, managers, and customers, and our revenue and net income could fail to grow or decrease materially. Additionally, if we overestimate the demand for our business or underestimate the popularity of our competition, we may not fully realize anticipated revenues. The reliability and ease-of-use of our booking platform is central to our ability to attract customers and advertisers to our marketplace. Our

booking platform continues to be in development and revenues and money raised from financings is used to continue to develop our booking platform. If we are unable to continue to develop our booking platform or release new updates in a timely manner, our business will likely fail.

Unlike other booking platforms, our business model relies on the verification of listings, which increases our cost per listing. If we do not manage these costs or grow rapidly in a timely manner, our business will likely fail.

Our business, financial condition and results of operations also depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, our financial performance will be negatively impacted; in which case, there may be severe adverse financial consequences for our investors.

Financing Risks and Risks Related to Series 2020 Convertible Notes

We operated at a loss for fiscal years 2020-2022, and we do not expect to achieve profitability in the next 12 months. To continue with the development of our business operations, we will need to incur expenses related to technological updates of our existing online rental housing platform, expenses related to the acquisition of certain supplies, expenses related to the development of our website, marketing, and advertising, sales, including inspection certification and registration of rental listings, labor, travel in connection with our rental listings, marketing and capital-raising efforts, and other start-up costs. Accordingly, if we do not obtain additional financing, the business will likely fail. There is no assurance that financing will be available or on terms favorable to the Company or its investors. Our ability to raise such financing will depend on prevailing market conditions and the results of our business operations. The Series 2020 Convertible Notes (as defined below) will convert into equity securities in connection with an equity financing event with total proceeds to the Company of not less than $1,500,000. There is no assurance that such an equity financing event will occur or, if it does, that the terms would be favorable to the holders of the Series 2020 Convertible Notes (collectively, the "**Series 2020 Convertible Noteholders**"), our stockholders or the Company.

Additionally, the Series 2020 Convertible Noteholders do not have, and may never have, voting power in the Company. Potential future actions of the Company, including subsequent equity or debt financings, repurchases of issuer securities, the sale of the Company, or sale of assets of the Company, may adversely impact the rights of the Series 2020 Convertible Noteholders, such as by creating classes of debt or securities with priority over the Series 2020 Convertible Notes or by diluting the ownership of the Series 2020 Convertible Noteholders.

Reputational Risks

Adverse publicity concerning the rental housing industry or the Company could damage our brand and negatively affect our future success. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on the accuracy of the content posted, which presents a significant opportunity to disseminate information, including inaccurate information. Information concerning the Company may be posted on such platforms at any time and may be adverse or inaccurate, either of which may harm the Company and our financial performance. The harm may be immediate, without affording us an opportunity for redress or correction.

Competition Risks

The online rental housing market is competitive, and we may need to compete with other established competitors, including traditional travel accommodations like hotels, on-base lodging, and independent contractors. We compete with these other businesses based on the quality, location, and price of our listings, our connection to the military community as a veteran-owned and operated business and our overall customer experience. The online military rental housing industry is subject to rapidly changing advances in technology and consumer preferences, changes in regulations governing rental properties and changes in Department of Defense regulations, policies, funding, and travel orders, and our limited operating history may impact our ability to adapt to these changes as quickly as other rental housing platforms. The rental housing industry is highly competitive in terms of type and quality of listings. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, broader name recognition, more experience in the online rental housing space, or a more defined presence in the planned markets. Any inability to compete successfully and successfully navigate shifts in consumer preferences, or changes in Department of Defense funding or market priorities, or our inability to develop new products or services that appeal to military families may negatively affect revenues.

Market Risks

Our success depends to a significant degree on numerous factors, including general economic conditions and government spending. We will cater to military personnel. The government may reduce its level of spending during economic turmoil or periods of uncertainty. In particular, economic uncertainty has ushered in inflation, high levels of unemployment and business interruptions, which have adversely affected government tax revenues, as well as high levels of government spending, all of which may adversely affect future government spending. Any material decline in government spending could have a material adverse effect on our revenue, results of operations, business, and financial condition. Our success also depends on the popularity of our listings and the overall experience of military personnel. Any shift in preferences away from our business concept could negatively affect financial performance.

Risks from Work Stoppages, Terrorism or Natural Disasters

Our operations may be subject to disruption for various reasons, including work stoppages, terrorism, acts of war, civil unrest, pandemics, fire, earthquake, flooding, tornadoes, or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability to move to certain areas, property damage, and lost sales if we are forced to close operations for an extended period of time.

Management Risks

Any operational growth will place additional demands on our administrative, management, and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depend, in part, on our ability to manage the Company's organizational structure and financial resources.

Personnel Risks

The Company's success depends heavily on the judgment and ability of our Chief Executive Officer, Major (Ret.) Anthony Gantt, Jr. If Major (Ret.) Gantt or other employees are unable to attend to the Company for health or personal reasons for an extended period, the business may suffer. Additionally, if any of our employees leave, we may have difficulty replacing these members, and the Company may suffer. There can be no assurance that our current employees will successfully meet our business goals and milestones, including adding new bookings, attracting new users and developing our booking platform, and there can be no assurance that we will successfully attract and retain the leadership team and other key management personnel needed.

Risks Associated with Controlled Companies

Major (Ret.) Gantt, our Chief Executive Officer, founder and sole director, beneficially owns 84.674% of all outstanding stock of the Company (all classes and series), including 10,000,000 shares of Voting Common Stock held directly by Major (Ret.) Gantt, and 402,825 shares of Voting Series Seed-2 Preferred Stock owned by Gantt Knight Ram, LLC. The Series Seed-2 Preferred Stock was issued in connection with the conversion of the GKR Convertible Notes (as defined herein). As such, Major (Ret.) Gantt owns a controlling voting stake in the Company, and has the power to make decisions affecting the Company without the approval of other stockholders, including the Voting Series Seed-1 Preferred Stockholders. Should the interests of Major (Ret.) Gantt differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of non-controlled companies (companies where a majority of the outstanding stock is not held by a single stockholder) or to stockholders with a majority independent Board of Directors.

Risks Associated with Non-Voting Securities

The Series 2020 Convertible Noteholders are not stockholders and therefore do not have voting rights in the Company. Additionally, pursuant to Section 2(a) of the Series 2020 Convertible Notes, the Company has the option to convert the Series 2020 Convertible Notes into non-voting stock in certain circumstances. Because the Series 2020 Convertible Noteholders do not have voting power, and may never have voting power if the Series 2020 Convertible Notes convert into non-voting stock, other stockholders of the Company have, and will continue to have, the power to make decisions affecting the Company without the approval of the Series 2020 Convertible Noteholders. Should the interests of the other stockholders differ from those of the Series 2020 Convertible Noteholders, the Series 2020 Convertible Noteholders may not have the same protections afforded to investors in other companies.

Labor Risks

A primary component of our operations is labor. We intend to devote significant resources to recruiting and training team members, as our success depends, in part, upon our ability to attract, motivate and retain qualified employees, contractors, and other service providers in the rental housing industry, including software engineers, claims personnel, cash operations managers, data analysts, experience researchers, data scientists, support products personnel, network engineers, safety specialists (customer service), and growth & engagement marketing personnel. Because we have had limited income from operations to date, we have been limited in our ability to hire and retain employees, and currently have only [3] employees. If we are unable to obtain sufficient financing or income from operations to support employees, and if we are unable to recruit and retain qualified personnel, the Company and its growth could be adversely affected. Additionally, any material increases in employee turnover rates or employee dissatisfaction could have a material adverse effect on the Company and operations. We may sustain an increase in operating costs if we pay increased compensation or benefits to employees, contractors, or other service providers. We are subject to various federal and state labor laws, including but not limited to laws related to the classification of service providers as independent contractors or employees, employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements, and other wage and benefit requirements for non-exempt employees. We may be adversely affected by legal or governmental proceedings brought by or on behalf of employees or other service providers. Recently, there has been increased focus on the tests and standards related to classifying individuals as employees or independent contractors, including through judicial decisions, legislative proposals, and private lawsuits in certain jurisdictions. For example, California enacted a law (AB 5) which took effect January 1, 2020. AB 5 significantly limits the types of workers who may be able to be classified as independent contractors under California law. Other state legislatures or the federal government may enact laws or regulations narrowing

the scope of workers who may be classified as independent contractors. As a result, there is significant uncertainty regarding worker classification regulations. If a determination is made that any of our independent contractors or other service providers are employees under current or future laws, we could, among other things, be liable for unpaid past taxes and other costs, including penalties, and we could be required to withhold income taxes, to withhold and pay Social Security, Medicare and similar taxes, to pay unemployment and other related payroll taxes and to provide certain employee benefits, including workers' compensation coverage and group medical benefits, or be forced to change our business model as it relates to the service providers to avoid various types of liability exposure associated with worker misclassification claims pursued by governmental agencies or through private legal action. As a result, any determination that any of our service providers are our employees could have a material adverse effect on our business, financial condition, and results of operations.

Additionally, although we require all workers to provide government-specified documentation evidencing employment eligibility, some future employees may, without our knowledge, be unauthorized. If any of our employees are unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and maintain qualified employees. Termination of a significant number of unauthorized employees may disrupt operations, cause temporary increases in labor costs as new employees are trained, and result in additional negative publicity. We could also become subject to fines, penalties, and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the business, financial condition, and results of operations.

Privacy Risks

The Company's operations require processing and maintaining certain personal, business, and financial information about customers, vendors, and employees. Our use of such information is regulated by federal and state laws, as well as certain third-party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws, regulations, or internal control measures, and this information is obtained by unauthorized individuals or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards, or penalties and fines. As privacy and information security laws and regulations change, we may incur additional costs to ensure that we remain compliant.

Legal Risks

Businesses in our industry can be adversely affected by litigation and complaints from customers or government authorities resulting from injuries, data privacy or other privacy disputes, guest behavior, staff behavior, vendor and guest interactions, branding, travel, intellectual property disputes, including copyright and publicity rights disputes, claims of defamation or operating issues stemming from one or more rental locations. Additionally, we could be exposed to liability concerning the information available through our online marketplace, including listing data and photographs submitted by property owners and managers, and third parties. Negative publicity concerning such allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from using the Company and requiring the Company to incur significant costs in investigating and defending against these claims. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour and worker misclassification claims. Due to the inherent uncertainty concerning litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Company's financial condition and operations. Further, regardless of the outcome, these proceedings could result in substantial costs and may require resources to be used to defend any claims.

Additionally, new, changed, modified, or newly interpreted or applied tax laws, statutes, rules, regulations, military policies, or ordinances could increase our compliance, operating, and other costs, as well, thereby increasing the costs of our property owners and managers. Such legal or regulatory changes could deter owners from renting their properties to our customers, negatively affect our new subscription listings and renewals, or increase our cost of doing business. Any or all of these events could adversely impact our business and financial performance.

Environmental Risks

We are subject to national, state, and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release, and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. While we do not own real estate, third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at our listing locations. Environmental conditions relating to releases of hazardous substances could materially adversely affect the Company's financial condition and operations. Further, environmental laws and the administration, interpretation, and enforcement thereof are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition, and operations. Additionally, net zero goals of the US government and new proposed rules by the SEC to mandate reporting of GHG emissions and other environmental data, as well as similar regulatory reporting requirements, may make it difficult for small businesses such as us to maintain, or obtain new, business relationships in the value chain of publicly-traded companies or with the US government if we do not have the resources or ability to produce the environmental data requested by business partners.

Information Technology Risks

We rely heavily on information systems, such as point-of-sale processing, to manage the properties, payment of obligations, collection of cash, credit, and debit card transactions, and other processes and procedures. Our ability to manage the Company depends efficiently and effectively significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure, or other catastrophic events, as well as from internal and external security breaches, viruses, and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems, or a breach in the security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments. Any errors, defects, disruptions, or other performance problems with our services could harm our reputation and damage our property owners' and managers' rental businesses. Interruptions in our services would likely reduce our revenue, require us to issue credits to our property owners and managers, cause property owners and managers to terminate their listings with us, and adversely affect our new listing or renewal rates. Our business and results of operations will be harmed if our current and potential property owners and managers or our customers believe our services are unreliable.

Furthermore, we depend on continuous and uninterrupted access to the internet through third-party bandwidth providers to operate the Company. If we lose the services of one or more of our bandwidth providers for any reason or if their services are disrupted, for example, due to viruses or "denial-of service" or other attacks on their systems, we could experience disruption in our services, or we could be required to retain the services of a replacement bandwidth provider, which could harm the Company and its reputation.

Our operations are also dependent on the availability of electricity, which also comes from third-party providers. If we or any third-party facilities we use to deliver our services were to experience a significant

power outage, it could disrupt our services and harm the Company.

Accounting Risks

While we utilize independent outside accounting and bookkeeping services to prepare and maintain our financial statements and books and records, our financial statements have not been audited by an independent accounting firm and are primarily prepared and certified by our sole Chief Executive Officer, Major (Ret.) Anthony Gantt, Jr. Unaudited financial statements present a greater degree of risk than audited financial statements. Additionally, changes to existing accounting rules or regulations, and varying interpretations of existing accounting rules or regulations, have occurred and may occur in the future and may impact our future operating results.

Intellectual Property Risks

Our intellectual property is material to our business. Our success depends, in part, on furthering the Company's brand recognition by utilizing trademarks, service marks, trade dress, trade secrets, and other proprietary intellectual property, including our name, logos, and unique military customer experience. We have taken efforts to protect our brand. If these efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the Company's brand may be harmed, which could have a material adverse effect on the Company. There are currently no material claims against the Company from prior users of intellectual property, but there can be no assurances that the Company will not encounter any material claims in the future. If this happens, it could harm the Company's image, brands, or competitive position and cause us to incur significant penalties and costs.

Regulatory Risks

The online rental housing industry is subject to regulation. Regulatory action could substantially increase costs, damage our reputation, and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage, and emissions controls may impact our property owners and managers and potential property owners and managers, which may harm our ability to increase or maintain listings. The potential impacts of climate change and climate change regulations are highly uncertain. We cannot anticipate or predict the material adverse effects on the Company due to climate change or climate change regulation.

The Company is subject to various federal, state, and local regulations concerning rental properties, zoning, and building codes, land use, employee health, sanitation, and safety matters. The Company is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates, and other employment law matters. In recent years, there has been an increased legislative, regulatory, and consumer focus on the rental housing industry. Compliance with additional regulations can become costly and affect operating results.

Tax Risks

The Company is subject to federal, state, and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, the Company could have an additional tax liability, including interest and penalties, if a taxing authority disagrees with the Company's position on certain tax matters. If material, payment of such additional amounts could have a material impact on finances and results of operations.

Limited Source of Repayment

The only source of financial return for Series 2020 Convertible Noteholders before maturity is as set forth in the Series 2020 Convertible Note and there is no guarantee of any investment return. The Series 2020 Convertible Notes and other securities issued by the Company are speculative investments inherently involving a degree of risk, meaning part or all such investments may be lost. Neither the Company nor NextSeed guarantees payment or investor returns.

Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate, or consult with other online rental housing platforms like the Company, including operations utilizing the brand or business concept associated with us. Such other businesses may be owned by entities other than the Company. Such activities may have a deleterious effect on the revenues of the Company's operations. The relevant key persons will have no duty to account to the Company for profits derived from such other such activities.

BUSINESS

Description of the Business

We have changed how government travelers (civilian & military) look for temporary lodging during relocation assignments and temporary duty assignments. Our booking platform distinctively addresses the needs of government travelers by providing ease-of-use, reimbursement transparency, and reliability. Our online travel platform that connects qualified per diem travelers & vacation rental inventory that meets government standards.

Business Plan

We help government employees (civilian and military) book vacation and other temporary rentals using government travel allowances. Managers of the properties listed on our platform remit a commission to the Company for connecting them with government travelers. As we continue to grow, we strive to be the go-to platform site for relocation services, temporary duty assignments and leisure travel.

Our business strategy is to provide active, compliant, and safe temporary housing and travel services to our heroes. We have a comprehensive compliance, inspection, and registration process which ensures the properties within our inventory meet government requirements and added additional safety measures, setting a higher quality of inventory to travelers. As part of this process, the managers of the properties on our platform complete bi-annual inspections.

We have shifted most of our efforts to scale and grow the brand in our initial market: San Diego County, CA. Once key performance indicators have been accomplished, we plan to expand to more US markets.

The Company's Products and/or Services

Service	Description	Markets
Atease website application (https://www.pcsatease.com)	An online travel platform that connects qualified per diem travelers & vacation rental inventory that meet government standards.	Tier A: • San Diego, CA Tier B markets: • Northern VA and Washington DC • San Antonio, TX • Tampa, FL Additional Markets: • Huntsville, AL • Montgomery, AL • Columbus, GA • Savannah, GA • Bonita Springs, FL • Daytona Beach, FL • Indian Shores, FL • Kissimmee, FL • Miami, FL • Madeira, FL • Orlando, FL • Ormond, FL • Palm Coast, FL • Panama Beach, FL • Pensacola, FL • Sarasota, FL • St. Augustine, FL • Treasure Island, FL • Venice, FL • Fayetteville, NC • Columbia, SC • Hilton Head, SC • Clarksville, TN • Austin, TX • Corpus Christi, TX • Dallas, TX • Houston, TX • Norfolk, VA

Competition

We have three kinds of direct competitors: hotels, on-base lodging, and independent contractors. We are investing in communications and marketing to increase our customer base and compete with these entities. We have no exclusivity arrangements, and other competitors can continue to enter the market with similar product offerings.

Supply Chain and Customer Base

Although many vacation rental booking websites and apps exist throughout the US and around the world, property owners and managers are looking to book as many nights as possible with short-term renters. We offer these property owners and managers the opportunity to diversify their listing distribution channels to our military and federal travelers to increase revenue. Our customers are predominately based in cities featuring large military populations throughout the United States.

Intellectual Property

Registration #	Service	Mark	File Date	Registration Date	Country
90376152	atease website application	At Ease	12/11/2020	2/19/2021	United States

Government and Regulatory Approval; Compliance

The Company ensures that all listings available for government travel comply with federal travel regulations and guidelines, including those pertaining to the Department of Defense and their employees. Reference is made to "Regulatory Risks," "Legal Risks," "Labor Risks," "Privacy Risks," and "Tax Risks" for additional information about risks related to laws and regulations applicable to us.

Litigation

None

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors

The directors or managers of the Company are listed below with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Major (Ret.) Anthony J. Gantt, Jr.

All positions and offices held with the Company and date such position(s) was held, with start and end dates.

President & Chief Executive Officer, At Ease Rental Corporation, October 16, 2019 – Present

Principal occupation and employment responsibilities during at the least the last three (3) years, with start and end dates

President & Chief Executive Officer, At Ease Rental Corporation, October 16, 2019 – Present: Responsible for all company operations, including product management, business development, partnerships, marketing, investor relations, and fundraising.

Major, U.S. Marine Corps, August 13, 1999 – June 30, 2022: Serve on U.S. Navy ships, protect naval bases, guard U.S. embassies and provide an ever-ready quick strike force to protect U.S. interests anywhere in the world.

Marine Officer Instructor & Associate Professor, The University of Texas at Austin, May 15, 2018 – March 25, 2022: Responsible for preparing Marine Option Midshipmen for Officer Candidate School and serving as the Marine Corps representative to the Naval Reserve Officer Training Corps unit.

Education

Florida A&M University, BS Electrical Engineering

Officers

The Company's officers are listed below, along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications.

Name

Major (Ret.) Anthony J. Gantt, Jr.

All positions and offices held with the Company and date such position(s) was held, with start and end dates.

President & Chief Executive Officer, At Ease Rental Corporation, October 16, 2019 – Present

Principal occupation and employment responsibilities during at the least the last three (3) years, with start and end dates

President & Chief Executive Officer, At Ease Rental Corporation, October 16, 2019 – Present: Responsible for all company operations, including product management, business development, partnerships, marketing, investor relations, and fundraising.

Major, U.S. Marine Corps, August 13, 1999 – June 30, 2022: Serve on U.S. Navy ships, protect naval bases, guard U.S. embassies and provide an ever-ready quick strike force to protect U.S. interests anywhere in the world.

Marine Officer Instructor & Associate Professor, The University of Texas at Austin, May 15, 2018 – March 25, 2022: Responsible for preparing Marine Option Midshipmen for Officer Candidate School and serving as the Marine Corps representative to the Naval Reserve Officer Training Corps unit.

Indemnification

Indemnification is authorized by the Company to directors, officers, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgement, fines. Settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has three employees working remotely in the United States.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date
Anthony J. Gantt Jr.	President and CEO	10/16/2019
Krista Ickles	Operations Manager	1/10/2022
Dustin Greco	Software Engineer	3/7/2022

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities pursuant to Regulation Crowdfunding (the "*Series 2020 Convertible Notes*"):

Securities $303,850 Series 2020 Convertible Notes

Valuation Cap $5,000,000 pre-money valuation

Discount   Series 2020 Convertible Note holders will receive a 20% discount on the price of equity securities sold in a subsequent equity financing.

Interest   6%

Maturity   36 months (the close of the 36th month from the Offering Period). Each Convertible Note is convertible, upon the discretion of the Issuer, into capital securities sold in a subsequent equity financing event, or NS Shadow Series units, which are identical to any capital securities sold in a subsequent equity financing event, as set out in the Series 2020 Convertible Promissory Note.

Distributions   If the Issuer pays a dividend or distribution on outstanding shares of equity securities (that is not payable in such equity securities) while the Series 2020 Convertible Notes are outstanding, the Company will pay the dividend or distribution amount to Series 2020 Convertible Noteholders pro rata, in accordance with the Series 2020 Convertible Note. Otherwise, the Series 2020 Convertible Noteholders are not entitled to any dividends while the Series 2020 Convertible Notes are outstanding.

Consent Rights   Consent of a majority (over 50%) of the Series 2020 Convertible Note holders is required for any amendment, waiver or modification of any provision of the Series 2020 Convertible Promissory Note.

Ownership   The Series 2020 Convertible Notes confer rights to receive equity securities in the future during a subsequent financing event, but do not represent current equity interests in the Company.

Interests

Risks Relating to Minority Ownership and Future Corporate Actions

Reference is made to "Financing Risks and Risks Related to the Series 2020 Convertible Notes" of our risk factors.

Valuation

The value of the Convertible Notes will be determined in connection with a subsequent equity financing event. The value of the convertible notes will be determined by the purchase price, pre-money valuation and total amount raised pursuant to negotiations between the Company and subsequent investors.

Transfer

In addition to the Series 2020 Convertible Notes, the Company has authorized and/or issued the following securities:

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding[1]	Voting and Transfer Rights	How this security may limit, dilute or qualify the Regulation CF Securities issued pursuant to Regulation CF
Voting Common Stock	19,444,196	10,000,000[2] (81.395%) The Company maintains an Equity Incentive Plan to motivate and retain employees and service providers to the Company. The Equity Incentive Plan currently has 2,013,345 shares authorized, none of which have been issued and all which are	Voting Transfer is restricted.	The Series 2020 Convertible Notes are not currently voting shares of the Company, and the Voting Common Stock represents 81.395% of the Company's outstanding stock and voting power. Since the Series 2020 Convertible Notes are currently outstanding and have not converted into stock, the holders of the Series 2020 Convertible Notes have priority

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[1] Parenthetical percentages refer to the outstanding number of a class of shares (or warrants convertible to a given series of shares) as a percentage of all currently outstanding shares of the Company.

[2] In connection with the Series Seed Financing, immediately prior to the Series Seed Financing, each share Common Stock of the Company was split into 10,000 shares of Voting Common Stock (the "Stock Split"). The Stock Split was applicable to all authorized shares of the Company's stock and did not dilute the ownership interest of the Company's stockholders.

Additionally, pursuant to the Stock Restriction Agreement (as defined herein), 5,000,000 of these shares became restricted in connection with the Series Seed Financing. 2,500,000 shares vested on October 16, 2022, and 2,500,000 shares will vest on October 16, 2023 provided that Major (Ret.) Gantt's service with the Company has not terminated.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding[1]	Voting and Transfer Rights	How this security may limit, dilute or qualify the Regulation CF Securities issued pursuant to Regulation CF
		available for future issuance.		to the stockholders in the event of a bankruptcy or sale of the Company.
Non-Voting Common Stock	885,000	None	No voting rights Transfer is restricted.	Non-Voting Common Shares would be issued to any holders of Non-Voting Series Seed-2 Preferred Stock who convert their shares into Common Stock pursuant to the terms of the Amended and Restated Certificate of Incorporation set forth on Exhibit A hereto. Reference is made to the risk factor "Risks Associated with Non-Voting Securities."
Voting Series Seed-1 Preferred Stock	6,382,979	1,882,980 (15.327%) In addition to shares issued, the Company issued to the lead investor of the Series Seed Financing a warrant to purchase an additional 457,447 shares of Voting Series Seed-1 Preferred Stock at $0.47 per share, for a total of 2,340,427 fully-diluted issued and outstanding shares of Voting Series Seed-1 Preferred Stock. See more details about this warrant at the end of this table.	Preferred voting rights, as set forth on the Amended and Restated Certificate of Incorporation attached hereto as Exhibit A. Transfer is restricted.	Since the Series 2020 Convertible Notes are currently outstanding and have not converted into stock, the holders of the Series 2020 Convertible Notes have priority to the stockholders in the event of a bankruptcy or sale of the Company. If the Series 2020 Convertible Notes convert into Non-Voting Preferred Stock in connection with the Series Seed Financing or a future financing in accordance with the terms of those notes, the Non-Voting Preferred Stock would be non-voting, and the Voting Series Seed-1 Preferred Stock would have voting rights. The economics of the Non-Voting Preferred Stock would be identical to those of the Voting Series Seed-1 Preferred Stock, except the Series 2020 Convertible Noteholders will receive a discount upon conversion and a discounted conversion price.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding[1]	Voting and Transfer Rights	How this security may limit, dilute or qualify the Regulation CF Securities issued pursuant to Regulation CF
Voting Series Seed-2 Preferred Stock	402,825	402,825 (3.279%)	Preferred voting rights that are identical to the voting rights of the Voting Series Seed-1 Preferred Stock, as set forth on the Amended and Restated Certificate of Incorporation attached hereto as Exhibit A.	The Voting Series Seed-2 Preferred Stock is identical to the Voting Series Seed-1 Preferred Stock, except that the original issue price of the Voting Series Seed-2 Preferred Stock is $0.38 per share to account for a discount on the GKR Convertible Notes which converted to Voting Series Seed-2 Preferred Stock.
Non-Voting Series Seed-2 Preferred	885,000	None	No voting rights. Transfer is restricted.	If the Series 2020 Convertible Notes convert in connection with the Series Seed Financing, the Series 2020 Convertible Notes will convert into Non-Voting Series Seed-2 Preferred Stock pursuant to Section 2(a) of the Series 2020 Convertible Note. Reference is made to the risk factor "Risks Associated with Non-Voting Securities." The economics of the Non-Voting Series Seed-2 Preferred Stock would be identical to those of the Voting Series Seed-2 Preferred Stock.
Voting Common Stock Warrants	450,000	450,000 (2.959%)	None currently; warrants are exercisable into Voting Common Stock; 340,000 warrants are exercisable at a price of $0.000001 per share and 110,000	If one or both warrantholders chooses to exercise these warrants, additional shares of Voting Common Stock will be issued, which will dilute all other stockholders.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding[1]	Voting and Transfer Rights	How this security may limit, dilute or qualify the Regulation CF Securities issued pursuant to Regulation CF
			warrants are exercisable at a price of $0.084 per share. Transfer of the Warrants is restricted according to their terms.	
Voting Series Seed-1 Preferred Stock Warrants	457,447	457,447 (3.008%)	None currently; warrants are exercisable into Voting Series Seed-1 Preferred Stock at a price of $0.47 per share. Transfer of the Warrants is restricted according to their terms.	If one or both warrant holders choose to exercise these warrants, additional shares of Voting Series Seed-1 Preferred Stock will be issued, which will dilute all other stockholders.

Financing

2021-2023 Series Seed Financing. On December 29, 2021, the Company closed an initial round of a Regulation D/4(a)(2) private offering, whereby it sold $750,001.09 of Voting Series Seed-1 Preferred Stock (the "***Series Seed Financing***") at $0.47 per share (1,595,747 shares issued). Subsequent closings occurred on January 10, 2022, August 9, 2022, and September 2, 2022, resulting in the issuance of 212,766, 21,276 and 53,191 Voting Series Seed-1 Preferred Stock issued, respectively.

Additionally, in connection with the Series Seed Financing, $151,462.33 outstanding convertible notes ($148,000 investment plus interest) held by Gantt Knight Ram, LLC converted into 402,825 shares of Voting Series Seed-2 Preferred Stock on December 29, 2021, at $0.38 per share, and a warrant was granted to the lead investor to purchase an additional 457,447 shares of Voting Series Seed-1 Preferred Stock at $0.47 per share.

The Company is currently in discussions with potential new investors to close additional shares of Voting Series Seed-1 Preferred Stock, and, pursuant to recent discussions, may sell up to 1,860,000 additional shares of Voting Series Seed-1 Preferred Stock at $0.47 per share in 2023. Additional information regarding the Series Seed Financing is included in the tables above and below.

In connection with the Series Seed Financing, 5,000,000 shares of Voting Common Stock held by Major (Ret.) Gantt became restricted. 2,500,000 shares vested on October 16, 2022, and 2,500,000 shares will vest on October 16, 2023, provided that Major (Ret.) Gantt's service with the Company has not terminated (the "*Stock Restriction Agreement*"). The remaining 5,000,000 shares of Voting Common Stock held by Major (Ret.) Gantt are unrestricted.

If the Company sells an additional $615,000 shares of Voting Series Seed-1 Preferred Stock on or prior to December 15, 2023, the Series 2020 Convertible Notes will convert into shares of Non-Voting Series Seed-2 Preferred Stock in accordance with Section 2(a) of the Series 2020 Convertible Notes. The Company has authorized 885,000 non-voting shares of Non-Voting Series Seed-2 Preferred Stock in anticipation of a potential conversion of the Series 2020 Convertible Notes.

2021 Accelerator Warrants. In 2021, the Company issued warrants to purchase Common Stock to each of MetaProp Advisors, LLC and Capital Factory Partners 2021, L.P. in connection with participation in the MetaProp and Capital Factory accelerator programs. Additional information regarding these warrants is included in the tables above and below.

Gantt Knight Ram, LLC Convertible Notes. On October 27, 2021, the Company issued a $98,000 Convertible Note to Gantt Knight Ram, LLC, an entity affiliated with Major (Ret.) Gantt and for which Major (Ret.) Gantt is a beneficiary, in connection with investments made by Gantt Knight Ram, LLC (the "*2021 GKR Convertible Note*") on substantially similar terms to a $50,000 Convertible Note issued to Gantt Knight Ram, LLC on April 7, 2020 (the "*2020 GKR Convertible Note*" and together with the 2021 GKR Convertible Note, the "*GKR Convertible Notes*"). On December 29, 2021, in connection with the Series Seed Financing, certain terms of the GKR Convertible Notes were amended at the request of the Company's new investors to lower the qualified financing threshold and to increase the conversion price from a 80% discount to a 20% discount. The GKR Convertible Notes converted into shares of Voting Series Seed-2 Preferred Stock upon the initial closing of the Series Seed Financing. Additional information regarding the GKR Convertible Notes is included in the table below.

The Company has conducted the following exempt offerings in the past three years:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
04/07/2020	4(a)(2)	2020 GKR Convertible Note (Converted to Voting Series Seed-2 Preferred Stock on December 29, 2021)	$50,000	Working capital and startup costs, sales (e.g., inspection certification and registration), web development and legal and filing fees
12/15/2020	Regulation CF	Convertible Note	$303,850	Working capital and startup costs, sales (e.g., inspection certification and registration), web development and

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
				legal and filing fees
9/17/2021	4(a)(2)	Warrants to Purchase Common Stock	Receipt of advisory services from Capital Factory Accelerator (Austin, Texas)	N/A (no cash proceeds)
10/27/2021	4(a)(2)	Warrants to Purchase Common Stock	Receipt of advisory services in connection with participation in MetaProp Accelerator Program (New York, New York)	N/A (no cash proceeds)
10/27/2021	4(a)(2)	2021 GKR Convertible Note (Converted to Voting Series Seed-2 Preferred Stock on December 29, 2021)	$98,000	Working capital and startup costs, sales (e.g., inspection certification and registration), web development and legal and filing fees
12/29/2021	Regulation D, 506(b); 4(a)(2)	Voting Series Seed-1 Preferred Stock; Voting Series Seed-2 Preferred Stock; Non-Voting Series Seed-2 Preferred Stock; Warrant to Purchase Voting Series Seed-1 Common Stock	$750,001.09 Voting Series Seed-1 Preferred Stock sold on December 29, 2021 Warrant to purchase 457,447 Voting Series Seed-1 Preferred Stock at $0.47 per share sold on December 29, 2021	Product development and other general corporate purposes

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
			$151,462.33 outstanding in connection with the GKR Convertible Notes converted into Voting Series Seed-2 Preferred Stock on December 29, 2021	
01/10/2022	Regulation D, 506(b); 4(a)(2)	Voting Series Seed-1 Preferred Stock	$100,000.02	Product development and other general corporate purposes
08/09/2022	Regulation D, 506(b); 4(a)(2)	Voting Series Seed-1 Preferred Stock	$10,000	Product development and other general corporate purposes
09/02/2022	Regulation D, 506(b); 4(a)(2)	Voting Series Seed-1 Preferred Stock	$25,000	Product development and other general corporate purposes

The Company has the following debt outstanding:

Lender	Relationship to the Company	Total Amount of money involved	Terms	Benefits or compensation received by Company	Description of the Transaction
PeopleFund	Business Loan	$25,000	5% interest rate. 66 months term, to include six months, interest accruing, introductory no payment period to be followed by 60 months fully amortizing payments	None	$25,000 loan made by PeopleFund CDI
DLA Piper (US) LLP	Legal Fees	$46,869 as of March 31, 2023	DLA Piper (US) LLP bills the Company monthly and reserves the right to collect late payment charges at the rate of 10% per year on past due accounts.	Legal Services	Legal services incurred from February 2022-March 31, 2023, in connection with Series Seed Financing and other general corporate matters.
JPMorgan Chase & Co.	Bank/Corporate Credit Card	$89,000 as of March 31, 2023	Purchase APR 20.74% Cash advance APR 29.74%	General corporate purposes	Corporate credit card.

The company also has outstanding the Series 2020 Convertible Notes.

Ownership

84.674% of the company's outstanding equity securities are beneficially owned by Major (Ret.) Anthony Gantt Jr., held in the form of Voting Common Stock (81.395%) and Voting Series Seed-2 Preferred Stock (3.279%). Major (Ret.) Gantt's shares of Common Stock are 75% vested. The shares of Voting Series Seed-2 Preferred Stock are owned by Gantt Knight Ram, LLC, an entity affiliated with Major (Ret.) Gantt and for which Major (Ret.) Gantt is a beneficiary.

Below are the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated based on voting power, which is listed along with the amount they own.

Name	Percentage Owned by Such Person
Major (Ret.) Anthony Gantt Jr. (individually and as a beneficiary of Gantt Knight Ram, LLC)	84.674%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial Statements are attached hereto as Exhibit B.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$11,111	($768,901)	$0.00

Operations

The Company does not expect to achieve profitability in the next 12 months due to continued investment in research and development. The Company will focus on the following milestones:

In the next six months, the Company will focus on: (i) relaunching a "minimum viable product" platform to increase bookings; (ii) onboarding 500 listings for government travel in San Diego, CA, a Tier A market; (iii) achieving 25 transactions per month (one measured transaction is equal to eight nights booked at a rate of $125 per night); and (iv) achieving 100 new government users per quarter.

In the second six months, the Company will focus on: (i) onboarding 200 listings for government travel in Northern Virginia (including Washington D.C.), San Antonio, TX, and Tampa, FL, each a Tier B market; (ii) achieving 150 transactions per month; (iii) achieving 10,000 listings available on the website for government and/or leisure travel; and (iv) achieving 500 new government users per quarter.

Liquidity and Capital Resources

All proceeds from the Regulation CF offering closed December 15, 2020, have been used pursuant to the use of proceeds. In connection with the Series Seed Financing, the Company raised an additional $885,000.06 to date, which has been used, and will be used, for product development and general corporate purposes, including travel in connection with our rental listings, marketing and capital-raising efforts and hiring new employees.

The Company's booking revenue to date has been minimal, and the Company does not have any significant additional sources of capital other than the proceeds from the Series Seed Financing.

As of December 31, 2022, the Company had cash on hand of $116,678, which cash was primarily obtained in connection with the Series Seed Financing and revenue from reservations and inspections. As of December 31, 2021, cash on hand was $869,499. During fiscal year 2022, a significant amount of the Company's cash was used for product development and general corporate purposes, including travel in connection with our rental listings, marketing and capital-raising efforts and hiring new employees. We currently reinvest all revenue received from operations back into the company to continue expanding our product and services to attract additional customers.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information Trends and Uncertainties

The financial statements are an essential part of this Form C-AR and should be viewed in their entirety. The financial statements of the Company are attached hereto.

Restriction on Transfer

Any Regulation CF Securities may not be transferred by any Purchaser of such Regulation CF Securities during the one-year holding period beginning when the Regulation CF Securities were issued unless such Regulation CF Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under Securities Act of 1933 (the "Securities Act"), 3) as part of an initial public offering ("IPO"), 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships.

In addition, the Purchaser may not transfer the Regulation CF Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

The Regulation CF Securities have not been registered under the Securities Act or any state securities laws and may not be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to other Securities Act provisions, in which case certain state transfer restrictions may apply.

The Regulation CF Securities may not be transferred without an opinion of counsel reasonably satisfactory to the Company that the disposition will not require registration under the Securities Act, among other transfer restrictions noted in Section 8 of the Series 2020 Convertible Note.

Furthermore, upon the event of an IPO, the capital stock into which the Regulation CF Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Even if you may legally be able to transfer the Regulation CF Securities, you may not be able to find another party willing to purchase them.

Additionally, other securities issued by the Company are subject to restrictions on transfer pursuant to the terms thereof.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Reference is made to GKR Convertible Notes described herein, the Series Seed Financing (which resulted in conversion of the GKR Convertible Notes into shares of Voting Series Seed-2 Preferred Stock, and the Voting Common Stock held by Major (Ret.) Gantt.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of interest
Gantt Knight Ram, LLC	Convertible Noteholder is affiliated with Major (Ret.) Anthony Gantt, Jr. the Issuer's President, Chief Executive Officer, and sole director	Gantt Knight Ram, LLC, an entity affiliated with Major (Ret.) Anthony Gantt, Jr., purchased a $148,000 Convertible Promissory Note with the Issuer dated April 7, 2020 (the "GKR Convertible Note"). The proceeds from this sale were used to fund working capital and startup costs, sales (e.g., inspection certification and registration), web development, and legal and filing fees. The GKR Convertible Note's interest rate was 3.35%, and the maturity date was April 7, 2024. The obligations under the Convertible Note converted into Voting Series Seed-2 Preferred Stock at a conversion price equal to $0.38 upon the initial closing of the Series Seed Financing.	$148,000

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF (17 C.F.R. § 227.202) in the past.

BAD ACTOR DISCLOSURE

None.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned on May 1, 2023.

At Ease Rentals Corporation

By: /s/ Anthony Gantt, Jr.
Anthony Gantt, Jr.
Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "AT EASE RENTALS CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF DECEMBER, A.D. 2021, AT 11:23 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

7657400 8100
SR# 20214248020

Authentication: 205110366
Date: 12-29-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

AT EASE RENTALS CORPORATION

AMENDED & RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

At Ease Rentals Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), does hereby certify as follows.

1.   The name of this corporation is At Ease Rentals Corporation and that this corporation was originally incorporated pursuant to the General Corporation Law on the 16ᵗh day of October 2019 under the name At Ease Rentals Corporation.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 29th day of December, 2021.

By: /s/ Anthony Gantt, Jr.
           Anthony Gantt, Jr., President

ARTICLE I: NAME.

The name of this corporation is At Ease Rentals Corporation (the "*Corporation*").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"*Original Voting Series Seed-1 Issue Price*" means $0.47 per share for the Voting Series Seed-1 Preferred Stock.

"*Original Voting Series Seed-2 Issue Price*" means $0.38 per share for the Voting Series Seed-2 Preferred Stock.

"*Original Non-Voting Series Seed-2 Issue Price*" means $0.38 per share for the Non-Voting Series Seed-2 Preferred Stock.

"*Original Issue Price*" means, (i) for the Voting Series Seed-1 Preferred Stock, the Original Voting Series Seed-1 Issue Price, (ii) for the Voting Series Seed-2 Preferred Stock, the Original Voting Series Seed-2 Issue Price and (iii) for the Non-Voting Series Seed-2 Preferred Stock, the Non-Voting Series Seed-2 Issue Price.

"*Requisite Holders*" means the holders of at least a majority of the outstanding shares of Voting Series Seed Preferred Stock (voting as a single class on an as-converted basis).

"*Series Seed Preferred Stock*" means the Voting Series Seed Preferred Stock and the Non-Voting Series Seed-2 Preferred Stock.

"*Voting Series Seed Preferred Stock*" means the Voting Series Seed-1 Preferred Stock and the Voting Series Seed-2 Preferred Stock.

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

Upon the filing and effectiveness (the "*Effective Time*") pursuant to the Delaware General Corporation Law of this Restated Certificate, each 1 share of Common Stock issued and outstanding immediately prior to the Effective Time (of 1,500 authorized shares of Common Stock) shall, automatically and without any action

on the part of the respective holders thereof, be split and converted into ten thousand (10,000) shares of Voting Common Stock (the "***Stock Split***"). In addition, in connection with the Stock Split, (i) the right to purchase each 1 share of Common Stock under any warrants issued by the Corporation shall, automatically and without any action on the part of the respective holders thereof, be converted into the right to purchase ten thousand (10,000) shares of Voting Common Stock and (ii) each 1 share of Common Stock authorized to be issued under the Corporation's 2020 Equity Incentive Plan shall, automatically and without any action on the part of the Corporation, be split and converted into ten thousand (10,000) shares of Voting Common Stock.

The total number of shares of all classes of stock that the Corporation has authority to issue is 28,000,000, consisting of (a) 20,329,196 shares of Common Stock, $0.001 per share and (b) 7,670,804 shares of Preferred Stock, $0.001 per share, which shares may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. The Common Stock shall consist of 19,444,196 authorized voting shares of Voting Common Stock (the "***Voting Common Stock***") and 885,000 authorized non-voting shares of Non-Voting Common Stock (the "***Non-Voting Common Stock***"). The Preferred Stock shall consist of three series: (i) 6,382,979 authorized voting shares of Voting Series Seed-1 Preferred Stock (the "***Voting Series Seed-I Preferred Stock***"), (ii) 402,825 authorized voting shares of Voting Series Seed-2 Preferred Stock (the "***Voting Series Seed-2 Preferred Stock***"), and (iii) 885,000 authorized non-voting shares of Non-Voting Series Seed-2 Preferred Stock (the "***Non-Voting Series Seed-2 Preferred Stock***"). As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A.   COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1.   **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Series Seed Preferred Stock set forth in this Restated Certificate. The Common Stock shall consist of Voting Common Stock and Non-Voting Common Stock.

2.   **Voting.** The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Voting Series Seed Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of voting capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3.   **Non-Voting Common Stock.** Holders of Non-Voting Common Stock shall not have any voting rights with respect to shares of Non-Voting Common Stock. Shares of Non-Voting Series Seed-2 Preferred Stock shall convert into shares of Non-Voting Common Stock upon conversion of such shares as provided herein.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Seed Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1.   Liquidation, Dissolution, or Winding Up: Certain Mergers, Consolidations and Asset Sales.

1.1.   Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share set forth below in this Section 1.1.

1.1.1.   Voting Series Seed-1 Preferred Stock. For the Voting Series Seed-1 Preferred Stock, an amount per share equal to the greater of (a) the Original Voting Series Seed-1 Issue Price for such share of Voting Series Seed-1 Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Voting Series Seed-1 Preferred Stock been converted into Voting Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

1.1.2.   Voting Series Seed-2 Preferred Stock. For the Voting Series Seed-2 Preferred Stock, an amount per share equal to the greater of (a) the Original Voting Series Seed-2 Issue Price for such share of Voting Series Seed-2 Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Voting Series Seed-2 Preferred Stock been converted into Voting Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

1.1.3.   Non-Voting Series Seed-2 Preferred Stock. For the Non-Voting Series Seed-2 Preferred Stock, an amount per share equal to the greater of (a) the Original Non-Voting Series Seed-2 Issue Price for such share of Non-Voting Series Seed-2 Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Non-Voting Series Seed-2 Preferred Stock been converted into Non-Voting Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Series Seed Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2.   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock as provided

in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3. Deemed Liquidation Events.

1.3.1. Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2. Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. **Voting.**

2.1. General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Voting Series Seed Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held

by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Voting Series Seed Preferred Stock shall vote together with the holders of Voting Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Voting Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation. Holders of Non-Voting Series Seed-2 Preferred Stock shall not have any voting rights with respect to shares of Non-Voting Series Seed-2 Preferred Stock. Upon conversion, shares of Non-Voting Series Seed-2 Preferred Stock shall convert into shares of Non-Voting Common Stock.

2.2.   Election of Directors. The holders of record of the Company's voting capital stock are entitled to elect directors. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3.   Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Voting Series Seed Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   (authorize or create, or issue or obligate itself to issue (by reclassification or otherwise), any new class or series of capital stock having any rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Series Seed Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Series Seed Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement and at no greater than the original purchase price thereof);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or Common Stock;

(f) create, adopt, amend, terminate or repeal and equity (or equity-linked) compensation plan or amend or waive any terms of any option or other grant pursuant to any such plan;

(g) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $100,000;

(h) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; and

(i) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. **Conversion**. The holders of the Series Seed Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1. Right to Convert.

3.1.1. Conversion Ratio. Each share of Series Seed Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred Stock by the Conversion Price for that series of Series Seed Preferred Stock in effect at the time of conversion. Upon conversion, shares of Voting Series Seed Preferred Stock shall convert into shares of Voting Common Stock and shares of Non-Voting Series Seed-2 Preferred Stock shall convert into shares of Non-Voting Common Stock. The "Conversion Price" for each series of Series Seed Preferred Stock means the Original Issue Price for such series of Series Seed Preferred Stock, which initial Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2. Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day

preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed Preferred Stock.

3.2.   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3.   Mechanics of Conversion.

3.3.1.   Notice of Conversion. To voluntarily convert shares of Series Seed Preferred Stock into shares of Common Stock, a holder of Series Seed Preferred Stock shall surrender the certificate or certificates for the shares of Series Seed Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Series Seed Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

3.3.2.   Reservation of Shares. For the purpose of effecting the conversion of the Series Seed Preferred Stock, the Corporation shall at all times while any share of Series Seed Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Series Seed Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as

may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Series Seed Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Series Seed Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3. <u>Effect of Conversion</u>. All shares of Series Seed Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4. <u>No Further Adjustment</u>. Upon any conversion of shares of Series Seed Preferred Stock, no adjustment to the Conversion Price of the applicable series of Series Seed Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Series Seed Preferred Stock or on the Common Stock delivered upon conversion.

3.4. <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation at any time or from time to time after the date on which the first share of a series of Series Seed Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Series Seed Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Series Seed Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Series Seed Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5. <u>Adjustment for Certain Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Series Seed Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

        (a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

        (b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Series Seed Preferred Stock had been converted into Common Stock on the date of the event.

        3.6.   <u>Adjustments for Other Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Series Seed Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

        3.7.   <u>Adjustment for Reclassification, Exchange and Substitution</u>. If at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred Stock the Common Stock issuable upon the conversion of such series of Series Seed Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (<u>other</u> <u>than</u> by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Series Seed Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series Seed Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

        3.8.   <u>Adjustment for Merger or Consolidation</u>. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Series Seed Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Series Seed Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Series Seed Preferred Stock immediately

prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Series Seed Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Series Seed Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Series Seed Preferred Stock.

3.9.   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Series Seed Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Series Seed Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Series Seed Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Series Seed Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Series Seed Preferred Stock.

3.10.   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Series Seed Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11.   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Series Seed Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Series Seed Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will

terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends**. The Corporation shall declare all dividends pro rata on the Common Stock and the Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Series Seed Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares**. Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following any such redemption.

6. **Waiver**. Any of the rights, powers, privileges and other terms of the Series Seed Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date**. In the event:

(a)   the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Series Seed Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective

date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

        8.   <u>**Notices**</u>. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Series Seed Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Series Seed Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Series Seed Preferred Stock approved by the holders of Voting Series Seed Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A.   **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the ***"Bylaws"),*** in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *   *   *


EXHIBIT B

UNAUDITED FINANCIAL STATEMENTS

CERTIFICATION


I, Anthony J. Gantt, Jr. certify that the unaudited financial statements of At Ease Rentals Corporation included in this Form are true and complete in all material respects.

At Ease Rentals Corporation

By: /s/ Anthony Gantt, Jr.
Anthony Gantt, Jr.
Chief Executive Officer

PROFIT AND LOSS

	2022	2021
PROFIT AND LOSS		
Revenue	$11,111	$150,176
Cost of Sales	$13,943	$31,019
Gross Profit	**($2,832)**	**$119,156**
Expenses	$743,171	$471,611
Operating Profit	**($746,003)**	**($352,454)**
Other Income	$0	$850,001
Other Expenses	$22,253	$710
Earnings Before Interest & Tax	**($768,256)**	**$496,836**
Interest Income	$330	$0
Interest Expenses	$975	$0
Earnings Before Tax	**($768,901)**	**$496,836**
Net Income	**($768,901)**	**$496,836**

BALANCE SHEET

	2022	2021
ASSETS		
Cash & Equivalents	$116,678	$869,499
Total Current Assets	**$116,678**	**$869,499**
Intangible Assets	$149,878	$0
Total Non-Current Assets	**$149,878**	**$0**
Total Assets	**$266,556**	**$869,499**
LIABILITIES		
Short Term Debt	$46,328	$6,027
Accounts Payable	$882	$882
Tax Liability	$1,628	$1,628
Other Current Liabilities	$0	$75,000
Total Current Liabilities	**$48,837**	**$83,536**
Other Non-Current Liabilities	$504,888	$508,887
Total Non-Current Liabilities	**$504,888**	**$508,887**
Total Liabilities	**$553,726**	**$592,423**
EQUITY		
Retained Earnings	($399,753)	($220,761)
Current Earnings	($768,901)	$496,836
Other Equity	$881,484	$1,000
Total Equity	**($287,170)**	**$277,076**
Total Liabilities & Equity	**$266,556**	**$869,499**

CASH FLOW STATEMENT

	2022	2021
ASSETS		
Net Income	($768,901)	$496,836
Change in Accounts Payable	$0	$726
Change in Other Current Liabilities	($75,000)	$75,000
Change in Tax Liability	$0	$628
Cash Flow from Operating Activities	**($843,901)**	**$573,190**
INVESTING ACTIVITIES		
Change in Intangible Assets	($149,878)	$0
Cash Flow from Investing Activities	**($149,878)**	**$0**
FINANCING ACTIVITIES		
Change in Other Equity	$880,484	$0
Change in Earnings not attributable to Retained Income	($675,829)	$0
Change in Short Term Debt	$40,301	$175
Change in Other Non-Current Liabilities	($3,998)	($4,834)
Cash Flow from Financing Activities	**$240,958**	**($4,659)**
Change in Cash & Equivalents	**($752,820)**	**$568,531**
Cash & Equivalents, Opening Balance	$869,499	$300,968
Cash & Equivalents, Closing Balance	$116,678	$869,499